News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES YEAR END 2007 RESERVES

Calgary, Alberta – March 12, 2008 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy (“Harvest”) today announces a summary of its 2007 year end reserves information. Unless otherwise indicated, all reserves stated herein are gross reserves (before royalty burdens and without including royalty interests), based on forecast prices and costs, except where indicated.

Highlights of Harvest’s Reserves:

  Through our successful drilling, optimization and acquisition activities, our year end 2007 Proved plus Probable (“P+P”) reserves have increased to 220.9 million barrels of oil equivalent (“mmboe”) (2006 – 219.9 mmboe);

  We successfully replaced approximately 104% of our 2007 production on a P+P basis through acquisition and positive additions from our capital program, including 5.7 mmboe of additions related to our enhanced recovery programs at Wainwright, Bellshill and Suffield;

  Proved Developed Producing reserves continue to represent a high percentage (approximately 85%) of total Proved reserves. Total Proved reserves represent approximately 70% of total P+P reserves;

  Development and exploration capital as well as enhanced oil recovery investments totaled $297.6 million and added net 12.7 mmboe resulting in Finding & Development (“F&D”) costs on a P+P reserve basis before Future Development Capital (“FDC”) of $23.35 per boe, and including FDC of $28.10 per boe1;

  Based on total capital spending of $438.8 million including acquisitions, Finding, Development and Acquisition (“FD&A”) costs, before FDC, are $19.08 per boe on a P+P reserve basis. Including FDC, the P+P FD&A costs are $22.97 per boe1;

  Three year average P+P F&D costs of $19.51 excluding FDC and $22.46 including FDC, and three year average P+P FD&A costs of $18.00 excluding FDC and $21.05 including FDC;

  Reserve Life Index of approximately 10 years (P+P) based on 2007 production of approximately 60,000 boe/d;

  The net present value (NPV) (before taxes, discounted at 10%) of Harvest’s P+P reserves increased 12% to $3,675.1 million (2006 - $3,276.9 million), while the NPV of total Proved reserves increased 12% to $2,865.8 million (2006 - $2,562.0 million); and

  Harvest’s independent reserve evaluators confirmed that the impact under the most likely scenario of the new Alberta royalty regime to be implemented in 2009 would result in a reserves net present value impact of less than 1% to Harvest.

HARVEST RESERVES SUMMARY

Harvest’s reserves for the year ended December 31, 2007 were evaluated in accordance with National Instrument 51-101 (“NI 51-101”) by the independent reserve evaluators McDaniel & Associates Consultants Ltd. (“McDaniel”) who evaluated approximately 35% of Harvest’s reserves and GLJ Petroleum Consultants Ltd. (“GLJ”) who evaluated approximately 65%. The complete reserves disclosure as required under NI 51-101, will be contained in Harvest’s 2007 Renewal Annual Information Form, to be filed on SEDAR on or before March 30, 2007.

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1 Harvest’s F&D costs were calculated as prescribed by NI 51-101. For continuity, the F&D and FD&A costs presented herein were calculated both excluding and including FDC.

HARVEST ENERGY
PRESS RELEASE	Page 2 of 5	March 12, 2008

The following tables summarize certain information contained in Harvest’s reserves report.

Harvest Reserves Summary as at December 31, 2007 – Forecast Prices and Costs

Gross(1)
	Light &		Associated	Natural	Total Oil	Total Oil
	Medium	Heavy	& Non-	Gas	Equivalent(3)	Equivalent(3)
	Crude Oil	Crude Oil	Associated	Liquids	2007	2006
Reserves Category	(mmbbl)	(mmbbl)	Gas (Bcf)	(mmbbl)	(mmboe)	(mmboe)
Proved
Developed Producing	58.0	34.0	197.1	6.7	131.5	136.5
Developed Non-Producing	1.3	2.1	19.2	0.3	6.9	10.6
Undeveloped	6.3	4.5	28.7	0.4	16.0	11.8
Total Proved	65.5	40.6	245.0	7.5	154.5	158.9
Probable	27.0	20.1	96.6	3.2	66.5	61.0
Total Proved Plus Probable	92.6	60.7	341.6	10.7	220.9	219.9

Net(2)
	Light &		Associated	Natural	Total Oil	Total Oil
	Medium	Heavy	& Non-	Gas	Equivalent(3)	Equivalent(3)
	Crude Oil	Crude Oil	Associated	Liquids	2007	2006
Reserves Category	(mmbbl)	(mmbbl)	Gas (Bcf)	(mmbbl)	(mmboe)	(mmboe)
Proved
Developed Producing	52.8	30.8	162.3	5.0	115.6	119.3
Developed NonProducing	1.2	1.7	16.1	0.2	5.8	8.7
Undeveloped	5.5	3.7	22.3	0.3	13.3	9.7
Total Proved	59.5	36.3	200.7	5.6	134.7	137.6
Probable	24.8	17.4	78.0	2.3	57.6	52.3
Total Proved Plus Probable	84.2	53.7	278.7	7.9	192.3	189.9

Notes:

(1)     “Gross” reserves means the total working interest share of Harvest’s remaining recoverable reserves before deductions of royalties payable to others and excluding any royalty interests.

(2)     “Net” reserves means Harvest’s gross reserves less all royalties payable to others.

(3)     Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Boes may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4)     Columns may not add due to rounding.

(5)     The reserves attributable to Harvest’s Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason. We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia. If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing: 11,952 mmboe, Proved Undeveloped: 2,839 mmboe, Total Proved: 14,790 mmboe, Probable: 3,590 mmboe and Proved plus Probable: 18,380 mmboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: Proved Developed Producing: 10,516 mmboe, Proved Undeveloped: 2,448 mmboe, Total Proved: 12,964 mmboe, Probable: 3,237 mmboe, and Proved plus Probable: 16,201 mmboe.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 5	March 12, 2008

Harvest Net Present Value of Future Net Revenue of Reserves as at December 31, 2007 – Forecast Prices and Costs

Harvest’s crude oil, natural gas and natural gas liquids reserves were evaluated using McDaniel’s product price forecasts effective January 1, 2008 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. Note that this presentation is on a before tax basis, and when the tax measures announced on October 31st and passed into law in 2007 become enacted in 2011 then the after tax values could be different than the pre-tax number presented herein. It should not be assumed that estimates of the discounted future net production revenue represent the fair market value of Harvest’s reserves.

	0%	5%	10%	15%	20%
Reserves Category	($millions)	($millions)	($millions)	($millions)	($millions)
Proved
Developed Producing	3,910.0	3,086.7	2,583.5	2,243.0	1,992.3
Developed Non-Producing	192.3	139.3	110.2	91.4	78.0
Undeveloped	349.4	238.8	172.1	128.3	97.8
Total Proved	4,451.7	3,464.7	2,865.8	2,462.7	2,172.0
Probable	2,059.8	1,201.4	809.3	594.32	461.2
Total Proved Plus Probable	6,511.5	4,666.2	3,675.1	3,057.0	2,633.1

Note:
(1)     Columns may not add due to rounding.

McDaniel & Associates Consultants Ltd. January 1, 2008 Price Forecast

A summary of the McDaniel price forecast as at January 1, 2008 that was used in the Harvest reserves evaluation is listed below. A complete listing of the price forecast is available on the McDaniel’s website at the following link http://www.mcdan.com/pricing_forecasts.html.

			Alberta Bow
		Edmonton	River			US/CAN
		Light Crude	Hardisty	Alberta	Alberta	Exchange
	WTI Crude	Oil	Crude Oil	Heavy Crude	AECO Spot	Rate
Year	Oil $US/bbl[1]	$C/bbl[2]	$C/bbl[3]	Oil $C/bbl[4]	Price $C/GJ	$US/$CAN
2008	90.00	89.00	64.70	55.30	6.45	1.000
2009	86.70	85.70	62.30	53.20	7.00	1.000
2010	83.20	82.20	59.70	50.50	7.00	1.000
2011	79.60	78.50	57.00	48.70	7.00	1.000
2012	78.50	77.40	56.20	48.00	7.10	1.000

2013	77.30	76.20	55.30	47.20	7.30	1.000
2014	78.80	77.70	56.40	48.10	7.55	1.000
2015	80.40	79.30	57.50	49.10	7.80	1.000
2016	82.00	80.80	58.70	50.10	8.00	1.000
2017	83.70	82.50	59.90	51.10	8.25	1.000

2018	85.30	84.10	61.10	52.10	8.45	1.000
2019	87.00	85.80	62.30	53.10	8.70	1.000
2020	88.80	87.50	63.60	54.20	8.95	1.000
2021	90.60	89.30	64.80	55.30	9.20	1.000
2022	92.40	91.10	66.10	56.40	9.40	1.000

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	1.000

Notes:

1 West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur

2Edmonton Light Sweet 40 degrees API, 0.3% sulphur

3Bow River at Hardisty Alberta (Heavy stream)

4Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)

HARVEST ENERGY
PRESS RELEASE	Page 4 of 5	March 12, 2008

Harvest 2007 Reconciliation Table – Forecast Prices and Costs
	TOTAL BARREL OF OIL EQUIVALENT (boe)
	Gross Proved	Gross Proved Plus Probable
FACTORS	(mmboe)	(mmboe)
December 31, 2006	158.9	219.9
Extensions/Improved Recovery	8.6	19.5
Technical Revisions	2.3	(7.5)
Discoveries	0.3	0.4
Acquisitions/Divestitures	6.2	10.3
Economic/PV accretion	0.2	0.3
Production	(22.0)	(22.0)
December 31, 2007	154.5	220.9
Note: Columns may not add due to rounding.

As indicated in the table above, our P+P reserve additions (including revisions and excluding acquisitions/ dispositions) totaled 12.7 mmboe, which includes approximately 5.7 mmboe of additions from our enhanced recovery program. The negative revisions we experienced were largely related to central Alberta properties acquired in mid-2006 which have not performed as expected. Excluding these revisions, our P+P reserve additions (excluding acquisitions/dispositions) would be 21.2 mmboe.

Finding, Development & Acquisition Costs

In the interests of continuity and consistency, we have elected to present F&D and FD&A costs calculated both excluding and including FDC. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

The F&D and FD&A costs below include negative revisions associated with the central Alberta properties acquired in mid-2006, and do not provide the best representation of the performance of our overall capital program in 2007. To provide some indication of the capital efficiencies we realized across the portfolio absent these specific revisions, our P+P F&D costs would have been $14.07 and $16.93 per boe, excluding and including FDC, respectively while our P+P FD&A costs would have been $13.97 and $16.82 per boe, excluding and including FDC, respectively. Based on our 2007 average operating netback of $29.89/boe, our P+P FD&A costs of $16.82/boe would translate to an attractive recycle ratio of 1.8.

	Total Proved	Proved Plus Probable
Development Capital Expenditures ($MM)	$297.6	$$297.6
Change in Future Development Capital (FDC) ($MM)	$25.6	$60.5
Total Development Capital ($MM)	$323.2	$358.1

Reserve Additions (mmboe)	11.4	12.7
F&D Costs ($/boe)	$28.44	$28.10
F&D Costs before Changes in FDC ($/boe)	$26.19	$23.35

Development & Acquisition Capital Expenditures ($MM)	$438.8	$438.8
Change in Future Development Capital (FDC) ($MM)	$34.7	$89.5
Total Development & Acquisition Capital ($MM)	$473.5	$528.3

Reserve Additions (mmboe)	17.6	23.0
FD&A Costs ($/boe)	$26.98	$22.97
FD&A Costs before Changes in FDC ($/boe)	$25.00	$19.08

Three Year Average F&D ($/boe)	$23.75	$22.46
Before FDC ($/boe)	$21.54	$19.51
Three Year Average FD&A ($/boe)	$25.37	$21.05
Before FDC ($/boe)	$23.06	$18.00

HARVEST ENERGY
PRESS RELEASE	Page 5 of 5	March 12, 2008

Harvest is a significant operator in Canada’s energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange (“TSX”) under the symbol “HTE.UN” and on the New York Stock Exchange (“NYSE”) under the symbol “HTE”.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, ”anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Cindy Gray, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca